FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---         ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated January 25, 2001 reporting STMicroelectronics' record sales and earnings for 2000 fourth quarter and full year.

[LOGO OMITTED]

PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
--------------------------------------------------------------------------------
                                                                           C919H

            STMicroelectronics Reports Record Sales and Earnings
                       For 2000 Fourth Quarter and Full Year

    o Fourth Quarter Revenues Up 48.3% Year-Over-Year to $2,191.7 Million
    o Earnings Per Diluted Share Reach $0.50, Up 138.1% Year-Over-Year on Record Gross Margin of 47.4% and Record Operating Margin of 25.7%
    o 2000 Revenues Rise 54.5% to $7,813.2 Million
    o Earnings Per Diluted Share Up 154.8% in 2000 to $1.58
    o ST Ranked 7th Largest Global Semiconductor Company

Geneva, January 25, 2001 - STMicroelectronics (NYSE:STM) today reported record financial results for the fourth quarter and year ended December 31, 2000.

Fourth Quarter 2000 Results

Net revenues for the fourth quarter rose 48.3% to $2,191.7 million, from $1,478.2 million in the 1999 fourth quarter. Sales of differentiated products totaled $1,367.1 million in the 2000 fourth quarter, increasing 49.3% over the year-ago quarter. Differentiated products represented 62.4% of fourth quarter revenues.

Fourth quarter gross profit exceeded $1 billion for the first time in the Company's history. The gross profit was $1,038.6 million in the 2000 fourth quarter, increasing 74.3% over the year-ago period. Gross margin was 47.4%, compared to 40.3% in the 1999 fourth quarter.

Operating income also increased significantly to $563.2 million, representing a 159% increase over the 1999 period. Operating margin was a record 25.7% compared to 14.7% in the 1999 fourth quarter.

Net income for the 2000 fourth quarter was a record $461.9 million, increasing 150.6% over $184.3 million in the 1999 fourth quarter. Diluted earnings per share increased 138.1% to $0.50 in the 2000 fourth quarter, compared to $0.21 per diluted share in the year-ago period. All per share data have been adjusted to reflect the three-for-one stock split effected in May 2000.

The Company also posted strong sequential performance. Fourth quarter net revenues increased 7.3% over third quarter levels, and operating income was up 10.0% over the prior period. On a sequential basis, net income and earnings per diluted share increased 11.2% and 11.1%, respectively.

Pasquale Pistorio, President and Chief Executive Officer, commented, "We are pleased to report that ST distinguished itself in the marketplace by achieving excellent fourth quarter results. The Company posted substantial year-over-year and sequential increases in revenues, and gross margin and operating margin ratios were slightly above third quarter record levels. The greatest year-over-year gains were in telecom, consumer and computer applications which increased 74.5%, 43.5%, and 41.0% respectively. On a sequential basis, 17.6% and 12.8% respective increases in telecom and computer more than offset a 7.5% decline in consumer. This illustrates the advantages of ST's strategy to emphasize a carefully chosen range of specific high-growth applications," Mr. Pistorio noted.

Selling, general and administrative expenses were $193.1 million for the 2000 fourth quarter. Selling, general and administrative expenses increased approximately 30.5% in comparison to the year-ago period, however, declined as a percentage of net revenues, to 8.8% from 10.0%.

Research and development expenses totaled $286.4 million, or 13.1% of net revenues. This compares to $234.1 or 15.8% of net revenues in the year-ago fourth quarter.

Full Year Results

Net revenues for the year ended December 31, 2000 were $7,813.2 million, a 54.5% increase over net revenues of $5,056.3 million in 1999. Net income increased 165.3% to 1,452.1 million, or $1.58 per diluted share, up from $547.3 million or $0.62 per diluted share in 1999. All per share figures have been adjusted to reflect the two-for-one stock split effected in June 1999 and the three-for-one stock split effected in May 2000.

Mr. Pistorio commented, "2000 was truly an outstanding period for the Company. In a year when the semiconductor industry experienced very strong growth of around 35%, ST's revenue growth was more than 50% higher at 55%. As a result, ST moved up to the 7th largest Semiconductor Company in the world according to preliminary Gartner Dataquest rankings. Moreover ST is ranked as the third-largest Semiconductor Company for two geographic regions, Europe and Asia Pacific. Further, the Company marked an important milestone as it entered the top ten rankings among semiconductor suppliers to the United States."

"ST's revenues continued to be well-balanced by end markets and regions. For the full year, Telecom was 30.2% of revenues; Consumer 25.1%; Computer 21.8%; Industrial 13.8% and Automotive 9.1%. From a geographic standpoint, Europe and Asia Pacific represented 33.7% and 33.5% of revenues, respectively, the Americas 23.6%; Japan 5.2% and Emerging Markets were 4.0%."

Gross profit increased 79.7% to $3,596.3 million in 2000, compared to gross profit of $2,001.8 million in 1999. Gross margin grew 6.4 percentage points in 2000 to 46.0%, up from 39.6% in 1999.

Research and development expenditures were $1,026.3 million in 2000, increasing 22.8% compared to $836.0 million in 1999. As a percentage of revenues, R&D expenditures decreased to 13.1% from 16.5%.

Selling, general and administrative expenses increased 31.7% to $703.7 million in 2000, but declined to 9.0% of net revenues from 10.6% in 1999.

Operating income increased 165.5% to $1,782.7 million, compared to $671.5 million in 1999. The operating margin also increased significantly, at a record 22.8%, up from 13.3% in 1999.

At December 31, 2000 shareholders' equity was 6.1 billion; cash and cash equivalents and marketable securities totaled $2.3 billion; long-term debt was $2.7 billion (a large portion of which consists of convertible debt). Capital expenditures were $3.3 billion in 2000, compared to $1.3 billion in 1999.

Recent developments

On November 3, 2000, the Company completed an offering of Senior Zero coupon convertible bonds due 2010 in the international capital markets. The offering yielded gross proceeds to the Company of $1,480 million and the bonds were rated A3 by Moody's and A- by Standard & Poors.

Outlook

Mr. Pistorio commented, "ST enters 2001 as one of the best positioned companies in the semiconductor industry. This is due to the depth and breadth of our product portfolio, our balanced customer base and strategic alliances, our highly competitive manufacturing resources and our strong cash flow and balance sheet. These factors enable ST to respond to changing market dynamics and take advantage of opportunities to continue to gain market share.

"Industry analysts are currently forecasting the semiconductor industry to grow less than 10% in 2001. These projections assume difficult first and second quarters for the industry, reflecting uncertain global macroeconomic trends as well as broad-based inventory adjustments. Based upon current visibility, we expect ST's revenues in the 2001 first quarter to be about $2 billion, below fourth quarter 2000 levels, but significantly above the first quarter 2000 revenues of $1,702 million. Gross margin should be around 45%, reflecting the high level of utilization at all our advanced fabrication facilities, and net earnings are expected to be around $0.45 per diluted share, substantially exceeding the $0.26 EPS of Ql 2000.

Mr. Pistorio concluded, "Capital expenditures for 2000 were $3.3 billion. Based on present market growth expectations, full year 2001 capital expenditures are anticipated to be in the $2.5 billion range, with the possibility to adjust up or down through ST's proven modular investment strategy, according to the evolution of market conditions."

Products, Technology and Design Wins

In the last quarter of 2000, ST introduced numerous products that reinforced its leading position in key multimedia and communications applications. In addition, the Company concluded several important agreements and acquisitions that will contribute to its continued growth.

In the Telecommunications field, ST achieved a major technical milestone with XM Satellite Radio, the satellite radio broadcaster. Following the successful fabrication and testing of XM's custom chips, the devices are now being delivered to XM radio partners for integration into XM satellite-capable radios. In addition, ST received an order for one million kits for the WorldSpace satellite radio receivers, following the successful launch of the second satellite.

In the Wireless field, a first tier manufacturer of mobile phones awarded ST the development contract for a multimedia processor chip for next-generation mobile phones, while another leading cellphone maker chose ST to supply an RF WCDMA solution for dual-mode GSM/DCS/WCDMA terminals, using 0.35p silicon-germanium
(SiGe) technology. In addition, ST and TTPCom announced an agreement for the development of GSM and GPRS baseband platform chips for the next generation of mobile handsets and mobile Internet devices based on ST's ST100 DSP core.

Also during the fourth quarter, ST made several announcements to address the explosive growth in the Internet and Broadband Connectivity markets. ST concluded a significant agreement in October with Lara Networks, a leading Internet infrastructure solutions provider, to co-develop high-performance Internet Search Engines. Also in October, ST and Netergy Networks, a leader in Voice over Internet Protocol (VoIP) software, announced terms of a joint cross-licensing and manufacturing agreement designed to increase the production and distribution of the two companies' VoIP ICs.

In broadband connectivity, ST unveiled details of a highly integrated cable modem chip aimed at the rapidly growing DOCSIS cable modem market. The new device will provide a cost effective solution for broadband applications over hybrid fiber coax networks. Additionally, the fourth quarter saw increasing demand for ST's ADSL chipsets, with more than four million chipsets shipped in the whole of 2000.

In the Computer Peripherals field, ST's expertise in Data Storage solutions brought significant new design wins, including complete HDD solutions, high-volume orders for preamplifiers, and intelligent power chips based on ST's state-of-the-art BCD6 (bipolar-CMOS-DMOS) technology. ST also announced the first in a new family, developed in conjunction with Intel, of Application-Specific Flash Memories for Firmware Hub (FWH) BIOS applications. Targeted at high-performance PCs employing Intel's Accelerated Hub Architecture, the device is a 4Mbit Flash memory that performs the FWH function and is built using ST's advanced 0.18p Flash technology.

In the Automotive segment, ST began a joint development program with Marelli and Cadence for smart valves for motor control in model year 2005. This program is based on the ST120 DSP/MCU core. ST also signed an important agreement with Italy's Societa Autostrade for the development of a chipset that will support the European standard for new generation tolling.

ST consolidated its leadership in Digital Consumer in the fourth quarter of 2000, particularly for set-top boxes and digital TV, in which area more than 30 million MPEG2 decoder ICs were shipped in

2000. ST shipped production quantities of its STi5508 OMEGA set-top box chip to customers such as Echostar and major design wins were achieved in the US and Europe for the STV0399, the world's first device to integrate a Zero IF tuner, a multi-standard demodulator (QPSK and 8-PSK) and a Forward Error Correction (FEC) block in a single CMOS chip.

At the beginning of this year, and following several years of successful cooperation combining Ravisent's DVD software and ST's OMEGA family of DVD decoder processors, ST expanded its ability to provide complete DVD system solutions by acquiring the Consumer Electronics business of Ravisent. Additionally, major design wins in the fourth quarter were achieved with leading Japanese manufacturers of DVD players, including Funai, firmly positioning ST as the leader in ICs for the fast growing DVD market.

In the CRT monitor market, ST received substantial orders from leading monitor manufacturers in Asia, such as Samsung and LG, for advanced deflection controllers.

Other important technology deals concluded during the quarter included the acquisition of Portland Group Inc. (PGI) and a licensing and joint development agreement with Ovonyx. PGI is a developer of compilers and software development tools for the high-performance parallel computing market and the acquisition of full ownership of PGIs operations substantially reinforces ST's strength in embedded DSP system-on-chip solutions for applications including wireless, wireline, data storage, multimedia and automotive.

The agreement between ST and Ovonyx includes a license for ST to use Ovonyx thin-film memory technology in its microcontrollers, Flash memory, MOS logic and other applications, and a joint development program to integrate the thin-film memory into the ST silicon fabrication process.

During December, ST hosted a technical conference devoted to SoC technology. Top technical editors and market analysts from around the world attended the three-day event in which technical and marketing experts from ST discussed key SoC issues and demonstrated not only why ST has been able to position itself among the leaders in this crucial arena, but also that ST had been one of the originators of and major contributors to the development of SoC technology.


Some of the above statements, that are not historical facts, including without limitation certain statements made in the paragraph entitled "outlook" are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:

(i) market demand for our products and changes in customer order patterns and requirements, (ii) new product developments and technological changes, (iii) manufacturing risks, (iv) competitive pricing under intensely competitive market environment conditions, (v) the highly cyclical nature of the semiconductor industry, (vi) global economic conditions, (vii) our ability to recruit and retain skilled personnel, and (viii) currency fluctuations.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.

Conference Call Information

Management of STMicroelectronics will conduct a conference call with analysts and institutional investors on January 25, 2001 at 10.00 a.m. Eastern Standard Time (U.S. EST), 4.00 p.m. Central Europe Time (CET), to discuss operating performance for the fourth quarter of 2000. A broadcast of the conference call will be available live on the Internet at

http://webcast.themeetingson.com/webcast.jsp?reservation=17534064

The broadcast will be available until February 25, 2001.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.
                               (tables to follow)

For further information please contact:

STMicroelectronics
Maria Grazia Prestini                 Benoit de Leusse
Corporate Press Relations Manager     Investor Relations Manager Europe
Tel. +39.039.603.59.01                Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com           benoit.de-leusse@st.com
----------------------------

Morgen-Walke Europe
Lorie Lichtlen                        Jean-Benoit Roquette/Nicole Curtin
Media Relations                       Investor Relations
Tel. +33.1.47.03.68.10                Tel. +33.1.47.03.68.10
llichtlen@mweurope.com                ibroquette@mweurope.com/ncurtinweurope.com
-------------------------             ------------------------

                             STMicroelectronics N.V.
                        CONSOLIDATED STATEMENT OF INCOME
              (In millions of US dollars, except per share data ($))

                                                   Three Months Ended                       Year Ended
                                                   ------------------                       ----------
                                              Dec. 31             Dec. 31           Dec. 31             Dec. 31
                                               2000                1999               2000               1999
                                               ----                ----               ----               ----
Net sales                                 $   2,174.8         $   1,470.6         $   7,764.4         $   5,023.1
Other revenues                                   16.9                 7.6                48.8                33.2
                                          -----------         -----------         -----------         -----------
   NET REVENUES                               2,191.7             1,478.2             7,813.2             5,056.3
Cost of sales                                (1,153.1)             (882.4)           (4,216.9)           (3,054.5)
                                          -----------         -----------         -----------         -----------
   GROSS PROFIT                               1,038.6               595.8             3,596.3             2,001.8
Selling, general & administrative              (193.1)             (148.0)             (703.7)             (534.2)
Research & development                         (286.4)             (234.1)           (1,026.3)             (836.0)
Other income & expenses                           4.1                 3.8               (83.6)               39.9
                                          -----------         -----------         -----------         -----------
   Total Operating Expenses                    (475.4)             (378.3)           (1,813.6)           (1,330.3)
   OPERATING INCOME                             563.2               217.5             1,782.7               671.5
Net interest income (expense)                     9.0                17.7                46.7                35.6
   INCOME BEFORE INCOME TAXES
   AND MINORITY INTERESTS                       572.2               235.2             1,829.4               707.1
Income tax expense                             (109.5)              (50.3)             (375.1)             (157.2)
                                          -----------         -----------         -----------         -----------
   INCOME BEFORE MINORITY
   INTERESTS                                    462.7               184.9             1,454.3               549.9
Minority Interests                               (0.8)               (0.6)               (2.2)               (2.6)
                                          -----------         -----------         -----------         -----------
   NET INCOME                             $     461.9         $     184.3         $   1,452.1         $     547.3
                                          ===========         ===========         ===========         ===========
   EARNINGS PER SHARE (BASIC)*            $      0.52         $      0.21         $      1.64         $      0.64
                                          ===========         ===========         ===========         ===========
  EARNINGS PER SHARE (DILUTED)*           $      0.50         $      0.21         $      1.58         $      0.62
                                          ===========         ===========         ===========         ===========
   NUMBER OF WEIGHTED AVERAGE
   SHARES USED IN CALCULATING
   DILUTED EARNINGS PER SHARE                   942.4               930.6               936.1               901.2

 * All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999 and the 3-for-1 stock split effected in May 2000.

                             (more tables to follow)

                             STMicroelectronics N.V.
                           CONSOLIDATED BALANCE SHEETS
                           (In millions of US dollars)

                                                  December 31,      December 31,
                                                      2000              1999
                                                   (Audited)          (Audited)
ASSETS
Current assets
Cash and cash equivalents                        $   2,295.7        $  1,823.1
Marketable securities                                   35.2
Trade accounts and notes receivable                  1,496.4             913.3
Inventories                                            876.5             619.4
Other receivables and assets                           554.0             435.8
                                                 -----------        ----------
Total current assets                                 5,257.8           3,791.6
Intangible assets, net                                 286.1             179.9
Property, plant and equipment, net                   6,201.1           3,873.0
Investments and other non-current assets               135.5              85.8
                                                 -----------        ----------
                                                     6,622.7           4,138.7
                                                 -----------        ----------
Total assets                                        11,880.5        $  7,930.3
                                                 ===========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts                                  $      35.6        $     26.5
Current portion of long-term debt                      106.0              96.7
Trade accounts and notes payable                     1,745.6             998.9
Other payables and accrued liabilities                 509.2             381.8
Accrued and deferred income tax                        299.6             189.3
                                                 -----------        ----------
Total current liabilities                            2,696.0           1,693.2

Long-term debt                                       2,700.5           1,348.5
Reserves for pension and
  termination indemnities                              110.2             108.3
Other non-current liabilities                          216.2             191.7
                                                 -----------        ----------
                                                     3,026.9           1,648.5
Total liabilities                                    5,722.9           3,314.7
Minority interests                                      33.0              24.7
Capital stock                                        1,133.7           1,112.7
Capital surplus                                      1,689.8           1,395.3
Accumulated result                                   3,977.3           2,551.8
Accumulated other comprehensive income                (676.2)           (495.9)
Shareholders' equity                                 6,124.6           4,563.9
                                                 -----------        ----------
Total liabilities and shareholders' equity          11,880.5           7,930.3
                                                 ===========        ==========

                              STMicroelectronics NV
                      Selected Consolidated Financial Data
                           (In millions of US dollars)

Consolidated Balance Sheet Data                     December 31,    December 31,
(End of Period)                                        2000            1999
                                                    -----------     ------------
Cash, cash equivalents and
   marketable securities                           $   2,330.9       $  1,823.1
Working capital                                          372.5            398.5
Total assets                                          11,880.5          7,930.3
Short-term debt (including current
   portion of long-term debt)                            141.6            123.2
Long-term debt (excluding current portion)             2,700.5          1,348.5
Shareholders' equity                                   6,124.6          4,563.9


Consolidated Operating Data                         December 31,    December 31,
(Year Ended)                                           2000            1999
                                                    -----------     ------------
Payment for purchases of tangible assets           $   3,317.6       $  1,347.5
Net cash from operating activities                     2,431.8          1,469.3
Net operating cash flow                               (1,135.4)           (68.5)
Depreciation and amortization                          1,108.2            806.8

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer